NUTRITION 21, INC.
4 Manhattanville Road
Purchase, NY 10577
(914) 701-4500

January 4, 2008

By EDGAR “CORRESP”

John L. Krug, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NUTRITION 21, INC. (“COMPANY”) REGISTRATION STATEMENT ON FORM S-3 FILED OCTOBER 2, 2007 (“REGISTRATION STATEMENT”) FILE NO. 333-146450

Dear Mr. Krug:

Thank you for your letter of December 10, 2007. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

COMMENT 1: Incorporation of Certain Information by Reference, page 29.

The disclosure has been revised to include the Form 10-Q filed November 13, 2007. We have also added Current Reports on Form 8-K filed December 19, 2007 and January 2, 2008.

COMMENTS 2 & 3: We note your response to comment 5 and reissue the comment.

In determining our pre-transaction public float, we are now subtracting shares owned by directors, officers and 5% shareowners.

Our pre-transaction public float (which we are defining as total outstanding shares of common stock less shares owned by directors, officers and 5% shareowners) was 47,998,010 shares. We are seeking to register a total of 15,999,336 shares (one-third of the pre-transaction public float), which consists of 12,761,392 shares underlying the Preferred Stock and 3,237,944 shares for payment of dividends. We are not seeking to register for any selling shareholder 10% or more of our pre-transaction public float.

Please note that the reference to an additional 4.55 million shares was an error and has been deleted.

We have amended the Registration Statement as follows:

1.	Page 2 - Calculation of the Registration Fee has been updated to reflect the reduced number of shares being registered as set forth above;

2.	Page 3 - The number of shares being registered has been reduced as set forth above;

3.	Page 5 - Cash used in operations has been updated to include cash used in the first fiscal quarter;

4.	Page 12 - The Risk Factor related to the Nasdaq minimum $1 bid price has been updated since we have been out of compliance for more than 30 consecutive business days;

5.
Page 14 - The number of authorized shares was increased on December 13, 2007 from 100,000,000 to 150,000,000. This change is reflected on Page 14 in the first sentence following the heading “DESCRIPTION OF SECURITIES.”

6.	Page 26 - Under the heading “The Method by which the Number of Registered Shares was Determined,” the number of shares being registered has been reduced as set forth above;

7.	Page 29 - Form 10-Q filed November 13, 2007 and Current Reports on Form 8-K field December 19, 2007 and January 2, 2008 have been added; and

8.	The Signature page and Consents have been updated.

Nutrition 21, Inc. hereby requests acceleration of its above-referenced registration statement on Form S-3/A so that it may become effective at 4:00 PM, January 8, 2008 or as soon thereafter as is practicable. Telephone confirmation of the effectiveness to Benjamin Sporn at (917) 971-2791, would be greatly appreciated.

The Company acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Benjamin T. Sporn

Nutrition 21, Inc.
Vice President, General Counsel and Secretary
(917) 971-2791

Copy to:              Jeffrey Folger, Esq.